Item 77 D - Insert

Scudder International Equity Portfolio--N-SAR

At the December 2003 Board meeting, the Board of Trustees approved Scudder International Equity Portfolio to invest Uninvested Cash in Scudder Cash Management QP Trust. The Fund will invest Uninvested Cash in Central Funds only to the extent that the Fund's aggregated investment in the Central Funds does not exceed 25% of its total assets.